Exhibit 12

Ratio of Earnings to Fixed Charges

The following table shows the ratio of earnings to fixed charges for the Company, on a consolidated basis.

	For the Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Consolidated ratios of earnings to fixed charges
Excluding interest on deposits	(12.60)	4.20	5.40	6.48	9.02	8.10
Including interest on deposits	(0.89)	1.48	1.47	1.91	2.47	2.65

The ratio of earnings to fixed charges is calculated as net income before income taxes plus fixed charges minus interest capitalized.

Fixed charges, excluding interest on deposits, consist of:

•	Contractual interest on short-term borrowing and long-term debt,

•	Amortization of debt issuance costs,

•	Capitalized interest, and

•	Amortization of fair value of adjustments for instruments assumed in purchase business combinations.

Fixed charges, including interest on deposits, consist of all of the items listed immediately above and interest on deposits.